OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2011

Estimated average burdenhours per response: 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Management’s Discussion and Analysis

For the three-month period

ended March 31, 2011

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

This Management’s Discussion and Analysis (“MD&A”) of financial position and operations of Kiska Metals Corporation (the “Company”) as of June 30, 2011 and should be read in conjunction with the Company’s consolidated condensed interim financial statements and related notes as at and for the three-month period ended March 31, 2011. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated condensed interim financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada (“IFRS”).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

1.1

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

1.2

Overview

Exploration for the three-month period concentrated on the Company’s Whistler Project and, in particular, the Whistler Orbit. Moreover, the Company completed ground-based geophysics and geochemical sampling programs on the Australian projects.

On January 12, 2011, a revised NI 43-101 compliant mineral resource estimate was reported for the Whistler Deposit. The updated resource was completed by Robert Morris, M.Sc., P.Geo of Moose Mountain Technical Services and has been filed on SEDAR. Mr. Morris is a Qualified Person as defined under the terms of NI 43-101. The estimate incorporates the results of 10 previously reported drillholes not included in the 2008 SRK estimate, including five drillholes completed by Kiska in the fall of 2010. The update pit-constrained resource, using a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off) yields an indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.3M oz Au Eq) and an inferred resource of 145.7M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.5M oz Au Eq).  The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc. Each Unit consists of one common share of the Company ("Common Share") and one half of one Common Share purchase warrant

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

(each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.

A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters.

1.3

Selected Annual Performance

	2010	2009	2008

Mineral property revenues	$634,101	$273,051	$880,435
Net loss before discontinued operations	(12,435,986)	(18,185,423)	(14,820,248)
Net loss per share before discontinued operations	(0.18)	(0.49)	(1.68)
Net loss	(11,912,195)	(18,684,503)	(16,260,741)
Net loss per share	(0.17)	(0.51)	(1.84)
Total assets	9,243,813	2,327,895	2,645,343
Long-term liabilities	99,105	401,391	-
Shareholder’s equity (deficit)	8,071,178	1,641,753	2,004,272

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

The Whistler property, consisting of 868 claims, covering 132,600 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty to Kennecott. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million buy-down. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over all of these claims.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 2,100 metres in the highest peaks. Access to the project area is solely by aircraft in summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit;

-

Island Mountain;

-

Muddy Creek.

During 2011, the Company plans on drilling over 31,000 metres in aggregate on these prospects, with the most significant exploration program focusing on the Whistler orbit (Rainmaker, Raintree North and Raintree East/West) and the Island Mountain discoveries. During 2009 and 2010, the Company completed a 2D and 3D IP survey as part of the (now terminated) Kennecott Agreement that revealed multiple targets which exhibit a similar geophysical response to the response associated with current gold-copper resource at Whistler

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

The “trigger program” field program was completed with totals of 224 line kilometers of 3D IP geophysics, 40 line kilometers of 2D IP geophysics and 23 drill holes for a total of 8,687 metres.

Alaska (continued)

The post-trigger program consisted of exploration drilling on the Whistler resource where five holes totaling 4,456 metres were completed in 2010. These drill holes were incorporated into a new resource estimate completed and reported on January 12, 2011 (see Overview).

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile.

a)

Whistler Orbit:

In 2011, a shallow-hole grid drilling program has defined a new zone of near-surface gold-copper porphyry mineralization and veining at the Raintree North prospect, and has significantly expanded the footprint of the Raintree West prospect. In addition to the 53 holes (3,505 metres) of shallow grid drilling, six deep holes have been completed for a total of 3,071 metres at the Raintree West, East and North discoveries.

The grid drilling program consisted of 53 shallow vertical diamond drill holes completed on 200 metre centres with hole lengths averaging 66 metres. This aspect of the 2011 Whistler exploration program was designed to test prioritized areas with shallow drilling to penetrate glacial sediments which cover the Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit). The drill holes were targeted to sample the upper 50 metres of bedrock. The objective was to both identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes in the 2011 summer drill campaign.

A rig will continue during the Summer with the highly successful shallow grid drilling program in the Whistler Orbit.

-

Raintree North:

As part of the spring shallow drill program in the Raintree North area (2.2 km northeast of the Whistler Deposit), grid hole RG11-178 intersected porphyry mineralization hosted in diorite porphyry with magnetite and K-feldspar alteration and chalcopyrite mineralization. This intersection confirms the results (0.23 g/t gold and 0.09% copper over 94 metres) of a nearby 2006 hole drilled by Kennecott. Two additional 2011 grid holes, located 200 metres to the north and east of RG11-178, also intersected magnetite alteration and veining.  All four of these drill holes, situated within a broad 350 x 500 metre-wide airborne magnetic high anomaly, suggest the presence of a new and distinct mineralized porphyry centre with similar geological characteristics to the multi-million ounce Whistler Deposit. A subsequent conventional angle hole, WH11-032, was drilled below this discovery.

Hole WH11-032, at the new Raintree North prospect, 2.2 km northeast of the Whistler Deposit, intersected 82.6 metres averaging 0.31 g/t gold, 1.1 g/t silver and 0.13% copper. This drill hole targeted gold and copper mineralization encountered in the shallow grid drilling program conducted this spring. Mineralization was intersected from the bedrock\overburden interface and is associated with moderate to strong high temperature potassic alteration of Whistler-type diorite porphyry. This drill hole is significant as it validates the shallow grid drilling technique and has identified mineralization that remains open in all directions. Information derived from this drill hole will be used to define vectors to locate higher grade mineralization.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Alaska (continued)

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq. * (g/t)
WH10-032	148.0	228.0	80.0	0.31	1.1	0.14	0.60

*  Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver and

$2.91 per pound copper

-

Raintree West:

The 2011 spring program has now defined an area measuring 1,200 metres by 600 metres and open to the north at the Raintree West prospect (1.5 km east of the Whistler Deposit). A 2009 hole at Raintree West returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc. The area outlined by the grid drilling is defined by strong quartz-sericite-pyrite alteration and base metal veining similar to that found in the 2009 drill hole; both alteration types are spatially related to high temperature copper-gold mineralization.

The 2011 spring program was followed up by a deeper drilling program.  Hole WH10-30 intersected 453.2 metres averaging 0.72 g/t Au, 3.2 g/t Ag, 0.12% Cu, 0.04% Pb, and 0.31% Zn (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t Au, 3.7 g/t Ag, 0.16% Cu, 0.04% Pb, and 0.36% Zn (1.31 g/t gold equivalent). Four holes were completed on two sections 100 and 200 metres north of the discovery section to follow up a 2009 intersection of 97.2 metres averaging 0.61 g/t gold, 6.9 g/t silver, 0.16% copper, 0.24% lead and 0.59% zinc (1.04 g/t gold-equivalent) at the bottom of hole WH09-002. These new results indicate that the grades of the Raintree West porphyry system improve to the north and it remains open to expansion to the north, west, south and at depth.

Four holes (2,421 metres) were completed at Raintree West in the 2011 spring program at Whistler. Two holes were drilled on each section toward the east (WH11-27, 28) and west (WH11-29, 30), testing for the extension to mineralization identified in 2009. Mineralization at Raintree West occurs as two types: 1) early, porphyry-style gold-copper mineralization associated with high temperature potassic alteration, and 2) later crosscutting silver-gold-lead-zinc mineralization in low temperature quartz-carbonate veins. Silver-gold-lead-zinc veins appear to surround, and locally overprint the high temperature porphyry mineralization, which is best distinguished by the presence of significant copper–bearing mineralization.  In addition to contributing important metal value, the low temperature silver-gold-lead-zinc veins have become a key targeting and vectoring tool for high temperature gold and copper mineralization. Through a combination of deep drilling and shallow grid-based drilling, Kiska has now identified an open-ended target area of 1,200 by 600 metres defined by these low temperature veins centered on a core of high temperature porphyry mineralization.

Drilling on the discovery section at Raintree West in 2009 had targeted a previously discovered shallow porphyry target, however drilling across a major fault structure we intersected a 97 metre section of high temperature gold-copper mineralization at the bottom of the hole. This year’s follow-up of that modest intercept has shown the potential for significant expansion. On the basis of these holes the strength of gold-copper grades are improving to both the north and west.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t Au, 3.9 g/t Ag and 0.18% Cu.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Alaska (continued)

WH11-30 is located 100 metres to the north of WH11-29, which returned 460.7 metres averaging 0.50 g/t Au, 7.1 g/t Ag, 0.06% Cu, 0.17% Pb, and 0.52% Zn (0.74 g/t gold equivalent). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration. The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t Au, 13.0 g/t Ag, 0.04 % Cu, 0.38% Pb, and 0.94% Zn (0.81 g/t gold equivalent). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t Au, 4.3 g/t Ag, 0.09% Cu, 0.06% Pb, and 0.29% Zn (0.80 g/t gold equivalent). Quartz and magnetite veining continued to the end of the hole at 836.68 metres.

Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining.

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold eq. * (g/t)	Gold eq.** (g/t)	Mineralization Type [1,2,3]
WH10-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	1.28	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	0.37	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	1.62	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	1.93	Porphyry + o/p
WH10-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	1.26	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	1.79	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	1.07	Porphyry + o/p
WH10-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	0.47	Late Ag-Pb-Zn
WH10-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	0.97	Late Ag-Pb-Zn
Previously Released Holes
WH10-024	5.0	304.0[x]	299.0	0.47	5.4	0.04	0.23	0.51	0.63	1.18	Late Ag-Pb-Zn
including	168.0	251.0	83.0	1.20	11.8	0.06	0.53	1.08	1.50	2.69	Late Ag-Pb-Zn
WH09-002	7.6	479.2[x]	471.6	0.38	4.7	0.09	0.15	0.35	0.63	1.01	Composite
including	59.0	187.7	128.7	0.56	6.8	0.16	0.14	0.32	0.99	1.33	Porphyry + o/p
and	382.0	479.2[x]	97.2	0.61	6.9	0.16	0.24	0.59	1.04	1.66	Porphyry + o/p

*  Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper

** Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver,  $2.91 per pound copper, $0.92 per pound lead and $1.14 per pound zinc.

X denotes end of hole and that the intersection quoted remains open.

1 "Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3 "Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Alaska (continued)

Drill testing of the Raintree West target will continue, with the aim to expand this new porphyry discovery to the north, west and south as well as to shallower depths. A second drill rig will be mobilized to accelerate this expansion as well as to investigate other high priority targets.

-

Whistler Orbit – Other:

A third area of base metal veining measuring approximately 300 by 300 metres and centred on a magnetic high anomaly has been defined at the Raintree South prospect, 2.2 km east of the Whistler Deposit. Drilling by previous operators confirmed that this anomaly is associated with moderate grades of gold and copper (0.38 g/t gold and 0.14% copper over 20 metres) in high temperature porphyry mineralization. This area will be tested by conventional drilling in the summer program.

a)

Island Mountain:

Two additional rigs will be dedicated to expanding Island Mountain mineralization where the discovery of a new porphyry gold-copper system was made in 2009 and expanded in 2010.

In 2010, an additional nine holes, totaling 3,937 metres, were completed at Island Mountain after completion of the trigger program. Mapping and soil and rock geochemical surveys were completed concurrent with the drilling on Island Mountain. Hole IM10-013 was collared 110 metres northwest of the Island Mountain discovery section and intersected 114.9 metres of 1.251 g/t gold, 4.0 g/t silver and 0.23% copper.

Results from Hole IM10-013 indicate that gold-copper mineralization is open at depth and to the northwest of the Discovery Breccia, where recent surface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks.

Initial metallurgical studies were carried out on gold-copper mineralization from Island Mountain. Tests on two composite samples utilizing open circuit flotation followed by cyanide leaching of flotation tailings returned average copper concentrates grading 23% copper with recoveries averaging 67% for copper and 82% for gold. Further metallurgical work will investigate maximizing gold recoveries by gravity separation and locked cycle flotation processing, as well as other methods of process optimization. These additional techniques seeking better recoveries represent the standard procedure that follows initial tests. Metallurgical testing was carried out by G&T Metallurgical Labs in Kamloops B.C. under the supervision of Robert J. Tucker, P.Eng. who also provided the interpretation of results.

Subsequent to the end of the period, the Company completed an airborne electromagnetic survey. Results are pending.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Alaska (continued)

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval (paid). In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (500,000 shares received to date) and spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold, Inc.

In December 2010, Millrock granted an option agreement to Crescent Resources Corp. to purchase an undivided 100% interest in the property. The recommended exploration program for 2011 consists of a spring-time soil sampling program using a track mounted auger, 2850 meters of core drilling and further soil sampling in during the summer drill program. The exploration budget of approximately US $2.5 million is planned.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle and Bou-Swede claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to explore the properties dated February 22, 2007. Rubicon will fund a total of USD$4.8 million in exploration over 6 years (to November 27, 2012, the date of the initial letter agreement) to earn a 60% interest in the Alaska properties. During the quarter, Rubicon elected to terminate the option and the ground now vests with the Company. The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favor of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska. Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before effecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August consisting of approximately 20.8 line-kilometers of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. Final interpretation and receipt of geochemical results for the program will occur in the next quarter, forming the basis for future exploration.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been  making staged cash payments which will total A$250,000 over the earn-in period.

In the first quarter of 2011 samples from the 2010 diamond drilling were selected for radiometric age dating.  Since a large proportion of economic Cu-Au deposits in the Lachlan Fold Belt occur simultaneously the age of intrusive suites in the Lachlan can be used as an indication of the economic potential in a particular area.

Victoria Goldfields Properties

Effective June 27th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company is exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company will receive cash payments totalling $100,000 (received) and common shares of Brixton with a value of $100,000 at the lesser of $0.50 per share or the initial public offering price (received an equivalent 400,000 common shares of Brixton during the previous fiscal year). The Company remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties have  reassigned the option back to the Company.

As part of the agreement, Brixton has funded a regional gravity survey over portions of the Ararat South and Dundonnell properties beginning in April. This work was designed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential and these will be followed up by IP (induced polarization) surveys in subsequent programs. On the Murtoa License a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During the quarter, the Company completed ground-based geophysics and geochemical sampling programs on these properties.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

Boulevard Property

This property consists, consisting of 238 claims, and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals, who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid, of which the Company’s 40% portion is $32,000), issuing an aggregate of 400,000 shares (issued, of which the Company’s 40% portion is 160,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the NSR will be extended to the new claims. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Since optioning the project Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length. Silver Quest is conducting additional soil sampling and drilling at present.

Gillis Property

The Gillis property covers 6,182 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective August 30, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling $155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares of Cayman Ventures Corporation to the Company by August 30, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by August 30, 2015.

To date, the property work has progressed from area identification, through reconnaissance stream sediment and soil sampling to extensive soil geochemical grid sampling, outlining large areas of anomalous gold, silver, arsenic and antimony soil values.  In 2011, Cayman will undertake an exploration program focused on trenching, as well as mapping and prospecting. The trenching will ascertain the orientation, extent and grade of promising mineralization discovered to date.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

British Columbia and Yukon Projects (continued)

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to Northgate Minerals Corporation, subject to an underlying NSR. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

The Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

Redton Project

The Redton project is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest. In the late summer, a 600 line kilometre airborne magnetic and VTEM electromagnetic survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property.  The 200 line kilometer south block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Company made an advance royalty payment of $20,000 during the previous fiscal year.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

British Columbia and Yukon Projects (continued)

Quesnel Trough Project

The Quesnel Trough project covers 34,570 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties in 2009. This method applies an ultra-sensitive sampling and analytical technique designed to detect mineralization concealed by post-mineral cover sediments such as glacial till. The surveys did create some moderate contrast anomalies that were followed up by tighter spaced sampling. In 2010 a 4 hole program of diamond drilling totaling 245 m tested targets on 3 of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.

Thorn Property

The Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011 or deposit to a third party by the same date of not less than $1,000,000 to be incurred as exploration expenditures the following year.

Since the corporation acquired the property exploration programs have included the drilling of 32 holes (3840 m) property wide airborne EM and magnetic surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

British Columbia and Yukon Projects (continued)

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its nonconformity with the Windy Table volcanic rocks and will be a future drill target.

A 3,000m drill program is underway at Thorn.

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before March 31, 2011 (not spent) and can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.

Wernecke Breccia Project

Wernecke Breccia project, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009 or 2010. Fronteer (now Newmont) is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. Fronteer, who owns 80% of the project, and the Company will be seeking joint venture partners to continue exploration of the property.  No work was conducted on the project in 2010.

Williams Property

The Williams property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

British Columbia and Yukon Projects (continued)

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul Cu-Au porphyry project. Additionally, the project was expanded with the purchase of a mineral claim held by Northwest Enterprises Inc. These transactions result in the Company owning a 100% interest in the 4350 hectacre property, subject to a 1.5% NSR in favour of Rio Tinto. Total consideration of $115,488 was paid. In September, a short program was undertaken consisting of examination and the re-logging of historical drill core.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

The Company received a final payment of $50,000 from Inmet during the period in respect of these Mexican properties.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County  approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

No exploration has been conducted on the property since 2007. Exploration plans for 2011 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by the Company.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007.

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in this past quarter.

Expenditures for the three-month period ending March 31, 2011 are summarized in the following table: (all amounts in Canadian dollars)

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Nevada and New Mexico Properties (continued)

	USA	Australia	BC & Yukon	Mexico	Total
				(Discontinued)
Acquisition costs	$ 52,897	$ 306	$ 16,090	$ -	$ 69,293

Exploration costs
Aircraft and helicopter	550,975	-	-	-	550,975
Assays and analysis	1,090	-	-	-	1,090
Community CSR	49,656	-	1,276	-	50,933
Camp and support	35,550	-	-	-	35,550
Data management and maps	166	-	51	-	216
Drilling & trenching	278,822	-	-	-	278,822
Equipment	26,499	113	-	-	26,611
Geological and engineering	282,187	79	9,164	-	291,430
Geophysical surveying	-	8,171	(47)	-	8,124
Licencing and filing	-	-	190	-	190
Materials and supplies	151,725	759	200	-	152,685
Project management	937,911	26,271	11,163	-	975,345
Telephone	13,832	969	6	-	14,807
Travel	26,711	7,338	(5,072)	-	28,977
	2,355,124	43,701	16,931	-	2,415,756

Exploration reimbursements	-	-	-	-	-
Reclamation obligation	-	-	-	-	-
	2,355,124	43,701	16,931	-	2,415,756

Total Acquisition & Exploration Costs	2,408,022	44,007	33,021	-	2,485,049
Option proceeds & management fees	(49,274)	-	164	(50,000)	(99,110)
Net Expenditures	$ 2,358,748	$ 44,007	$ 33,184	$ (50,000)	$ 2,385,939

Financial Results

For the three-month period ended March 31, 2011, Kiska incurred a net loss of $3,768,308 ($0.04 per share) compared with a net loss of $2,070,059 ($0.03 per share) for the three-month period ended March 31, 2010. The majority of exploration expenditures were incurred on the Whistler project and the program expenditures accounted for most of this increase in total loss for the period. Refer to work done on the Whistler Orbit and Australian properties above for a detailed description of results. The Company completed expenditures of approximately $2.4 million in the three-month period on the Whistler winter program and the spring shallow drilling program. Much of the aircraft and helicopter expenditures were associated with the spring shallow drill program and moving the drill to our exploration targets, as well as with setting up operations to conduct the Whistler summer program.

Higher revenues are a result of the receipt of option payments on the Colorback and the former Mexican properties.

Consulting and outsourced services increased as a result of financial advisory fees paid ($25,000), professional fees for restructuring advice ($50,000) and human resources consulting fees ($8,413) paid in the period.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Financial Results (continued)

Losses from discontinued Mexican operations do not exist in the current period as the Mexican operations were sold to Evrim Resources Corp in the previous fiscal year.

Marketing costs increased over the comparative period due to fees paid to a marketing consulting firm ($45,000) in the first quarter.

General and administrative expenses increased over the comparative period mostly as a result of increased rent on the Company’s head office in Vancouver and increased computer maintenance costs (associated with staff turnover).

Stock-based compensation (gross stock-based compensation was $1,442,133 – 2010: $203,072, and net of transfers to projects $817,501 – 2010: $161,306). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 18 of the consolidated interim financial statements).

The Company realized gains on sales of its marketable securities of $126,767 (2010: $49,158).

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009 (restated)	Q2 2009
Revenues	$ 99	$ 462	$ 75	$ 82	$ 15	$ 205	$ 68	$ -
Loss from operations	(3,970)	(2,595)	(6,429)	(3,732)	(1,903)	(2,736)	(12,353)	(817)
Net gain (loss)	(3,768)	265	(6,470)	(3,708)	(2,070)	(3,583)	(12,226)	(1,618)
Loss per common share	$ (0.04)	$ (0.00)	$ (0.09)	$ (0.06)	$ (0.03)	$ (0.10)	$ (0.31)	$ (0.06)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months. An increase in overall expenditures is expected for the 2011 fiscal year as the Company has budgeted for mineral property and operating expenditures in excess of $20 million.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

1.6

Liquidity

The Company’s cash and cash equivalents balance at March 31, 2011 was $24,183,923 compared with $6,297,716 at December 31, 2010. The Company had working capital of $25,361,469 at March 31, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the quarter, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters. Moreover, proceeds of $350,715 were realized on the sale of the Company’s available-for-sale financial assets.

For the three-month period ended March 31, 2011 and 2010, cash used in operating activities was $2,142,547 and $1,272,232, respectively. The increase is attributable to increased exploration activities in the current three-month period compared to the prior period. The Company’s exploration program on the Whistler region has been greatly expanded for 2011.

The increase in cash outflows from investing activities is a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program, net of proceeds on the sale of available-for-sale financial assets of $350,715. Total outflows from investing activities were $159,790 (2010: inflow $239,407).

The increase in cash inflows from financing activities over the prior period to $20,164,472 (2010: $5,766,243) is a result of the bought deal financing described above for net proceeds of $16,285,265. Moreover, a total of $4,031,391 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The Company had 99,223,898 issued and outstanding common shares as of March 31, 2011. During the three-month period, there were 4,616,200 warrants and 40,000 options exercised for cash proceeds of $4,009,641 and $21,750 respectively.

Note 16 of the annual consolidated condensed interim financial statements outline details of private placements during the three-month period.

Options

Details of outstanding share purchase options are disclosed in Note 17 of the interim financial statements.

Warrants

Details of outstanding warrants are disclosed in Note 16 of the interim financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at March 31, 2011:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 1,109,065	$ 237,745	$ 489,768	$ 381,552	$ -
Conditional Option payments	104,375	81,875	12,500	10,000	-
Conditional exploration expenditures	5,175,000	75,000	100,000	5,000,000	-
Total contractual obligations	$ 6,284,065	$ 394,620	$ 602,268	$ 5,391,552	$ -

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated interim affiliates.

1.9

Transactions with Related Parties

Refer Note 21 of the consolidated condensed interim financial statements.

Due to related parties

(a)

Some of the Group’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”.  Fees charged to the Group by Equity are on the same basis as those charged by Equity to unrelated third parties.  It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Group from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At March 31, 2011, the Group was indebted to Equity in the amount of $15,490 (December 31, 2010 - $15,946) for project expenses and consulting services provided by Equity to the Group.  During the three-month period ended March 31, 2011, the Group paid Equity $44,000 (2010 - $40,000) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss.

(b)

The secretary of the company is a partner in a law firm that provides general legal services to the Group. At March 31, 2011, total fees of $110,329 (December 31, 2010: $Nil) were included in accounts payable and accrued liabilities. During the three-month period ended March 31, 2011, total fees of $112,901 (2010: $25,235) were paid by the Group and included in general and administrative expense, and share issue costs. All transactions were incurred in the normal course of operations.

(c)

A total of $6,617 (December 31, 2010: $Nil) is due to directors for expense reimbursements.

Balances payable are not interest bearing and have no specific terms of repayment.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Transactions with Related Parties (continued)

Mineral property interests

One of the directors indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.  The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

1.10

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11

Critical Accounting Estimates

Not applicable

1.12

Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period completed in 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. These consolidated condensed interim financial statements for the three-month period ended March 31, 2011 represent the first quarter presented in accordance with IFRS. The annual report for the year ending December 31, 2011 will be presented in accordance with IFRS, with IFRS comparatives for 2010.

The Company has completed a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company’s systems are in place to ensure adequate data collection and has developed disclosure templates to ensure compliance with the standards.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

1.12

Changes in Accounting Policies including Initial Adoption (continued)

Note 25 of the consolidated condensed interim financial statements, “First-time adoption of IFRS”, outline the effect of transition to IFRS as at the transition date and at the period end. Most notable standards affecting the Company are:

-

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment as one alternative to fair value measurement. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet.

Since the Company does not have any reserves on the mineral properties, it is difficult to determine an appropriate stream of probable cash flows to determine the fair value of the mineral properties. It is likely that the Company will continue the current policy whereby all mineral property expenditures are expensed as incurred. Once an economically recoverable reserve is determined for the properties then a fair value in use based on probable cash flows will be calculated. Final figures have not been compiled as of the date of these financial statements.

-

In addition, IFRS 2 “Share-based Payment” requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value.  In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense.  Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

Events Subsequent to Period End

The Company has entered into the following transactions since the end of the fiscal period, not otherwise disclosed in this management discussion and analysis:

(a)

Since the end of the fiscal period, total proceeds of $4,400 have been received by the Company on the exercise of 5,500 warrants.

(b)

Effective June 23, 2011, Mr David A. Caulfield resigned from, and Mr Jack Miller was appointed to, the Company’s Board of Directors.

(c)

The Company has commenced a 31,000 metre drill program on the Whistler property (refer above).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

1.15

Other Requirements (continued)

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

1.15

Other Requirements (continued)

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com).

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2011

Forward-Looking Statements (continued)

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.